Filed by FinTech Acquisition Corp. III Parent Corp.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14d-2

under the Securities Exchange Act of 1934, as amended

Subject Company: FinTech Acquisition Corp. III

(Commission File No. 001-38744)

Paya – IPO Edge Q&A Responses	August 5, 2020

Quotes attributed to:

Jeff Hack, CEO, Paya

1.	Paya has been investing in technology and talent. Can you talk about how this is feeding into your growth plans?

The platform and team is built to scale beyond the $30 billion in payment volume we process today for over 100,000 customers. We can easily append incremental features and functionality to Paya Connect as we identify market needs without disrupting existing integrations. This allows us to stay ahead of the competition in our core verticals and to enter adjacent markets when we identify an opportunity. We’ve invested heavily in our talent and leadership, optimizing our already strong partner implementation and client support, accelerating technology and product roadmaps, and enhancing our sales organization to meet the needs of software companies.

2.	What changes did Paya witness in payments during the pandemic, and how has the “new normal” baseline changed since then? What does this indicate for the future of payments over 2020 into 2021?

From a people and operations perspective, we were able to quickly transition to complete work from home in mid-March without any degradation to service due in part to our cloud service infrastructure.

From a payments perspective, we’ve seen certain verticals thrive and others struggle across the industry, but Paya was well positioned to weather this type of shock to the system. 85 percent of our volume is card-not-present, which means only 15 percent occurs face-to-face. The pandemic has accelerated the shift away from cash and check to electronic payment methods in the verticals we serve, and it appears there is no turning back.

3.	Sage Payments was a very strong business in its own right. How have things changed since you became CEO?

Sage payments was a very strong business, which is what attracted GTCR to it in the first place. Since I came on, we have invested in talent and technology, re-invigorated pre-existing partnerships and signed and integrated great new partners all while managing the business with extreme rigor.

4.	Could you talk about your integrated payments module, and how you differentiate from competitors?

This is an integrated payments company, that is what we do, it’s in our DNA. We partner with ISVs that integrate to Paya Connect because it delivers vertical specific functionality outside of simply accepting payments that they won’t find elsewhere, such as digital customer onboarding, auto-billing and recurring payments, e-Invoicing, flexible pricing structures, and a unified ACH & card acceptance experience.

5.	Software partner integrations are a key aspect of your go-to-market strategy – how do you build that partner network, and how sticky are those joint integrations?

Partners are the lifeblood of Paya. These are true partnerships that involve deep integrations between the software and the payments module, co-marketing to current and potential software customers, cross-training of sales teams, etc. These relationships are built to last and we help each other grow and adapt as the world evolves.

6.	You’ve been in the healthcare payments space for a while now. What are the signals of change you have seen since the pandemic, and how do you see future growth here?

The explosion of telemedicine, where digital transactions are the only option, in such a short time frame has been astounding. There has also been a shift away from anything involving touching a shared device in a doctor’s office whether that is cash, a check, a point-of-sale machine, or even a pen to sign in. We expect to see the payment of out-of-pocket healthcare costs, and bill payment in general across every industry, continue to move online.

7.	With the pace of expansion of digital payments only accelerating, how do you see this impacting the shape of the fintech segment in the next few years?

Digital payments are no longer a “nice to have” but a necessity for every type of business, and having those payments integrated into how you run your business is becoming essential. We will see the trend of digital integration across all financial products continue to accelerate.

8.	Why is now a good time for Paya to go public?

This is the right time in Paya’s evolution and maturity as a company. We are excited about the elevated profile and prepared for the additional attention that comes with being a public company. We are excited to tell the world about Paya and will use this event to support the continued growth of the company.

Forward Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of FinTech Acquisition Corp. III, Paya, Inc. or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Transaction Agreement and the proposed business combination contemplated thereby; (2) the inability to complete the transactions contemplated by the Transaction Agreement due to the failure to obtain approval of the stockholders of FinTech Acquisition Corp. III or other conditions to closing in the Transaction Agreement; (3) the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the Transaction Agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Paya, Inc. as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed Business Combination; (7) changes in applicable laws or regulations; (8) the possibility that Paya, Inc. may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by FinTech Acquisition Corp. III. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. FinTech Acquisition Corp. III and Paya, Inc. undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information

In connection with the proposed Business Combination between Paya, Inc. and FinTech Acquisition Corp. III, FinTech Acquisition Corp. III has filed with the SEC a preliminary proxy statement / prospectus and will mail a definitive proxy statement / prospectus and other relevant documentation to FinTech Acquisition Corp. III stockholders. This document does not contain all the information that should be considered concerning the proposed Business Combination. It is not intended to form the basis of any investment decision or any other decision in respect to the proposed Business Combination. FinTech Acquisition Corp. III stockholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with FinTech Acquisition Corp. III’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed Business Combination because these materials contain important information about Paya, Inc., FinTech Acquisition Corp. III and the proposed transactions. The definitive proxy statement / prospectus will be mailed to FinTech Acquisition Corp. III stockholders as of a record date to be established for voting on the proposed Business Combination when it becomes available. Stockholders are able to obtain a copy of the preliminary proxy statement / prospectus, and will be able to obtain a copy of the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at http://sec.gov or by directing a request to: James J. McEntee, III, President and Chief Financial Officer, FinTech Acquisition Corp. III, 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania 19104.

This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination.

Participants in the Solicitation

FinTech Acquisition Corp. III and its directors and officers may be deemed participants in the solicitation of proxies of FinTech Acquisition Corp. III stockholders in connection with the proposed business combination. FinTech Acquisition Corp. III stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of FinTech Acquisition Corp. III in FinTech Acquisition Corp. III’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to FinTech Acquisition Corp. III stockholders in connection with the proposed transaction are set forth in the proxy statement / prospectus for the transaction. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction are included in the proxy statement / prospectus that FinTech Acquisition Corp. III has filed with the SEC.